The Group is comprised of the following:

A) Haphazard Investors LLC, a Delaware limited liability company;
B) Wohl Family LLC, a Delaware limited liabiltiy company, which is the sole manager of Haphazard Investors LLC; and
C) Howard Wohl, an individual, who is the sole member and sole manger of Wohl Family LLC.